Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: 212-859-8875

Email: Christopher.Ewan@friedfrank.com

November 8, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549-7010

Re:	Jacobs Engineering Group Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on October 24, 2017

File No. 333-220524

Dear Mr. Ingram,

Set forth below are the responses of Jacobs Engineering Group Inc. (“Jacobs”) (“we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated November 7, 2017, with respect to Jacobs’ Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on October 24, 2017, File No. 333-220524 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof. We are separately furnishing to the Staff a copy of Amendment No. 2 marked to show the changes.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Registration Statement.

New York • Washington • London • Paris • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

General

1.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and confirm that in subsequent amendments, if any, we will update the financial statements and related disclosure, as necessary, to comply with the requirements of Rule 3-12 of Regulation S-X.

2.	We note disclosure that CH2M’s Chief Executive Officer, General Counsel, and Chief Financial Officer are anticipated to discontinue employment with Jacobs after consummation of the Merger and that the Merger will constitute a change of control under the Change of Control Agreements. Please indicate in your Questions and Answers section beginning on page 1, in the Interests of CH2M’s Directors and Officers in the Merger sections beginning on pages 18 and 181 and in the Change of Control Agreements section beginning on page 183, whether you anticipate the Merger will result in a qualifying termination of employment for CH2M’s named executive officers.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to indicate that it is anticipated that the Merger will result in a qualifying termination of employment for CH2M’s Chief Executive Officer, Jacqueline C. Hinman, CH2M’s Executive Vice President, General Counsel and Secretary, Thomas M. McCoy, and CH2M’s Executive Vice President and Chief Financial Officer, Gary L. McArthur, pursuant to their respective Change of Control Agreements with CH2M. We respectfully advise the Staff that no definitive decisions with respect to the future employment of the additional named executive officers have been made. Please see pages 10, 18, 185 and 186 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

1.	Description of the Merger, page 63

3.	We note your response to comments 4 and 5. You have provided additional explanation of the components of your Golden Parachute Proposal that will or may become payable. Please further expand your pro forma disclosures to specifically disclose how you considered the different components of the proposal and the specific impact on your pro forma financial information.

Response:

In response to the Staff’s comment, we have revised the language in Note 1 to the Unaudited Pro Forma Condensed Combined Financial Information on pages 63 and 64 to further expand the pro forma disclosures to specifically disclose how we considered the different components of the Golden Parachute Proposal and their impacts on the pro forma financial information. We also expanded Note 6(4) to the Unaudited Pro Forma Condensed Combined Financial Information to clarify that the amounts in the table include single-trigger payments which are expected to be paid to CH2M’s Chief Executive Officer, Jacqueline C. Hinman, CH2M’s Executive Vice President, General Counsel and Secretary, Thomas M. McCoy, and CH2M’s Executive Vice President and Chief Financial Officer, Gary L. McArthur, pursuant to their respective Change of Control Agreements with CH2M. We also expanded the disclosure in Note 7(a)(2) to the Unaudited Pro Forma Condensed Combined Financial Information to further clarify that the change of control payments amounting to $28.04 million include double-trigger cash payments for base salary and bonus severance, Annual Incentive Plan bonus, retirement plan contributions, and double-trigger equity awards which are expected to be paid to the aforementioned named executive officers pursuant to their respective Change of Control Agreements with CH2M. Please see pages 63, 64, 67 and 69 of Amendment No. 2.

The Merger, page 138

Background of the Merger, page 145

4.	We note your response to comment 16 and your revised disclosure that if CH2M fails to consummate a transaction that provides certain liquidity to stockholders by June 24, 2020, Apollo would be entitled to enhanced quarterly dividends. Please also disclose that upon the failure to provide certain liquidity opportunities, Apollo may cause CH2M to initiate a sale process intended to result in the sale of the company, or advise.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to disclose that upon the failure to provide certain liquidity opportunities, Apollo may cause CH2M to initiate either an initial public offering process or a sale process intended to result in the sale of CH2M. Please see page 146 of Amendment No. 2.

5.	Please provide disclosure of the circumstances leading to CH2M’s board’s formation of the capital structure transformation committee on February 11, 2016.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to note that CH2M’s board’s formation of the capital structure transformation committee on February 11, 2016 was driven by valuation increases of publicly traded companies in CH2M’s industry around such time and consideration of CH2M’s 2015 results of operations and CH2M management’s 2016 annual business plan. Please see page 146 of Amendment No. 2.

6.	We note your response to comment 19, and we reissue the comment. Please disclose the material terms of the June 15, 2017 draft merger agreement and describe throughout the Background of the Merger section how issues were resolved and any material concessions the parties made toward a final agreement. For instance, please describe negotiations of the termination fee of $85,444,783.80, the severance payments to be paid to executive officers upon a qualifying termination and the corporate governance structure of the combined company, such as the addition of one of CH2M’s present directors to Jacob’s board of directors. These are only examples.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to disclose the material terms of the June 15, 2017 draft merger agreement and to describe throughout the Background of the Merger section how issues were resolved and any material concessions the parties made toward a final agreement. Please see pages 152, 153, 154 and 155 of Amendment No. 2.

* * *

If you have any questions regarding the foregoing, please do not hesitate to contact Chris Ewan of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8875 or via e-mail at christopher.ewan@friedfrank.com.

                                         Sincerely,

                                         /s/ Chris Ewan

cc:	Via E-mail

Michael Tyler (Jacobs Engineering Group Inc.)

Thomas M. McCoy (CH2M HILL Companies, Ltd.)

Tad J. Freese (Latham & Watkins LLP)

Mark J. Gentile (Richards Layton & Finger P.A.)

David A. Katz (Wachtell, Lipton, Rosen & Katz)